September 12, 2005

By Facsimile and E-mail

Mr. Jim B. Rosenberg

Mr. Don Abbott

Mr. Frank Wyman

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Facsimile No.: 1-202-772-9217

E-mail: (c/o wymanf@sec.gov; abbottd@sec.gov)

Re:	Millea Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2004 (File No. 000-31376)

Dear Messrs. Rosenberg, Abbott and Wyman:

On behalf of Millea Holdings, Inc. (“Millea Holdings”), this letter constitutes our further response to the comment letters of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 26, 2005 (the “August 26 Comment Letter”) and September 7, 2005 (the “September 7 Comment Letter”) relating to Millea Holdings’ annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 Form 20-F”).

Set forth below are Millea Holdings’ responses to the Staff’s Comments 1 and 2 of the August 26 Comment Letter and revised response to Comment 1 of the September 7 Comment Letter. As Millea Holdings intends to reflect these responses in its annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) due by September 30, 2005, we would very much appreciate the Staff’s assistance in providing any further comments relating to these responses as promptly as practicable within this week in order to facilitate the finalization and internal filing procedures for the 2005 Form 20-F.

Securities and Exchange Commission	September 12, 2005

References to “we”, “us” and “our” in the responses set forth below are to Millea Holdings, unless the context otherwise requires.

August 26 Comment Letter

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Insurance Reserves, page 45

1.	Please refer to your proposed disclosures to prior comments 2 and 3. You do not provide:

1-1.	any quantification of the historical accuracy of your loss, claim and loss adjustment expense liability,

Response:

In response to the Staff’s comment, we refer you to Annex 2 to our response letter dated August 2, 2005 (the “August 2 Response Letter”). Annex 2 contained the following proposed disclosure, which we believe quantifies the historical accuracy of our loss, claim and loss adjustment expense liability by quantifying the extent of development for claims related to prior years for each of the three years ended March 31, 2005:

For the years ended March 31, 2005, 2004 and 2003, our adverse developments for claims related to prior years (net of reinsurance) were as follows:

	Year ended March 31,
	2005			2004	2003
	(yen in millions, except percentages)
Claims expense recognized in the current year relating to prior years, net of reinsurance	¥	•		¥9,325	¥438
Claims expense recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance		•	%	1.18%	0.07%
Claims expense recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance		•	%	0.83%	0.04%

Securities and Exchange Commission	September 12, 2005

As set forth in the above table, subsequent developments on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

We expect to include this in our 2005 Form 20-F in the revised form presented in Annex 1 hereto.

1-2.	its sensitivity to changes in key assumptions, such as claim frequency and severity,

Response:

We note the Staff’s comment. Although we generally take into consideration trends of claim frequency and severity information available when making assumptions regarding loss development, our analysis is a qualitative process affected by a range of factors and neither claim frequency nor severity is a direct quantitative factor in the analysis. To assist readers of our 2005 Form 20-F to better understand the sensitivity relating to our losses, claims and loss adjustment expense liability, however, we propose to provide the following additional disclosure for fiscal 2005 with respect to sensitivity to changes in paid claims and case reserves:

We estimate that a 1% increase in paid claims during the fiscal year ended March 31, 2005, together with a 1% increase in case reserves as of March 31, 2005, would have increased our aggregate losses, claims and loss adjustment expense liability as of March 31, 2005 by approximately 1.26%.

Please see Annex 1 attached hereto for draft expanded disclosure we expect to include in our 2005 Form 20-F in respect of Comment 1-2.

1-3.	the range of loss reserve estimates as determined by your actuaries, and

Response:

We note the Staff’s comment. We refer to our response to Comment 2 in our August 2 Response Letter where we noted in the last paragraph that we use actuarial methods to determine our best estimate of policy liabilities and accruals (i.e., loss reserves) rather than a range of estimates. Please let us know if you have further questions in this regard.

1-4.	the potential impact of known trends and uncertainties on net income and cash flow.

Securities and Exchange Commission	September 12, 2005

Response:

We note the Staff’s comment. Based on our ongoing work in preparing the 2005 Form 20-F, we now expect to provide additional details as to known trends and uncertainties in our 2005 Form 20-F.

Please see Annex 1 attached hereto for draft expanded disclosure we expect to include in our 2005 Form 20-F in respect of Comment 1-4.

1-5.	Also, we were unable to locate discussion and quantification of the risks associated with your longer-tail businesses, such as earthquake exposures. Please expand your proposed disclosure to include this information or tell us why these disclosures are not meaningful to investors.

Response:

In response to the Staff’s comment, we confirm that in our 2005 Form 20-F filing we will seek to expand our critical accounting policy disclosure with respect to insurance reserves to include additional discussion and quantification of the risks associated with bodily-injury claims, which constitute the majority of our longer-tailed businesses.

With respect to our earthquake exposures, as we noted in our letter to the Staff dated September 2, 2005, there were no material JER-related loss reserves as of March 31, 2005 as there were no significant earthquake losses charged to us through JER during the four-year period ended March 31, 2005.

We also have limited earthquake exposure with respect to buildings and structures other than dwellings covered under polices we write as an extension of fire insurance coverage on a private basis. However, as with JER coverage, there were no significant earthquake losses charged to us through these policies during the four-year period ended March 31, 2005. Accordingly, there were no material loss reserves related to these policies as of March 31, 2005. In addition, although these private earthquake policies are not entitled to reinsurance arrangements through JER, a substantial part of the risk associated with these policies is reinsured by reinsurers.

We note for the Staff that we expect to continue to disclose in the “Business—Property and Casualty Insurance—Earthquakes” section in our 2005 Form 20-F the maximum policy coverage per occurrence per policy with respect to our JER exposure.

Please see Annex 1 attached hereto for draft expanded disclosure we expect to include in our 2005 Form 20-F in respect of Comment 1-5.

Securities and Exchange Commission	September 12, 2005

Comment 2:

Contractual Obligations, page 72

2.	Please refer to prior comment 4. In Annex 4, you state that future payments for expected loss, claim and loss adjustment expense and policy benefits and losses have been excluded from the table of contractual obligations because lacking payment triggering events, they are not reasonably fixed and determinable. Given your asset-liability management processes and other resources, it appears that you possess the capability for estimating the future payments associated with these reserves based on your past experience. If management is able to determine the time period in which it expects to pay out these amounts then we believe you should include this disclosure in the contractual obligation table. For the portion of the reserves that management cannot determine the expected time period in which losses are paid, please disclose this fact, discuss why management cannot estimate the expected time period of payments and how your inability to estimate timing of payments could affect the asset-liability management process, and your future financial position or results of operations. Please expand your proposed disclosure, as appropriate.

Response:

In response to the Staff’s comment, we confirm that in our 2005 Form 20-F we will seek to include information as of March 31, 2005 regarding future payments for expected losses, claims and loss adjustment expenses and future policy benefits and losses in our contractual obligations table.

Please see Annex 2 attached hereto for draft expanded disclosure we expect to include in our 2005 Form 20-F in respect of Comment 2.

Securities and Exchange Commission	September 12, 2005

September 7 Comment Letter

Comment 1:

Note 4. Reinsurance, page F-26

1.	Please refer to prior comment 4. We have read your proposed new disclosure. You appear to have determined that the amount of loss reserves related to JER was “nil” at March 31, 2004 because no earthquake losses were outstanding at that time and none had been charged to the Company through JER. Apparently, when such retrocessional losses are outstanding, you record them on an incurred basis in accordance with SFAS 60. Please expand your proposed disclosure disclosures in MD&A to discuss the amount of related premiums, claims and profit for each period presented for this line of business.

Response:

In response to the Staff’s comment and in accordance with our recent discussions, we confirm that we expect to include the requested additional disclosure in the MD&A section of our 2005 Form 20-F as follows:

The premiums earned (net of reinsurance), claims incurred (net of reinsurance) and the resulting profit for JER-related policies for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Year ended March 31,
	2005		2004	2003
	(Yen in millions)
Premiums earned, net of reinsurance	¥	•	4,930	4,550
Losses incurred, net of reinsurance		•	—	—

Profit as per above	¥	•	4,930	4,550

During the years ended March 31, 2005, 2004 and 2003, there were no significant earthquake events covered by our JER policies and we did not record any losses related to these policies. In the event that in future periods earthquake events covered by our JER policies occur, we may experience significant losses related to our JER policies.

* * *

Securities and Exchange Commission	September 12, 2005

If you have any questions about this response letter or any further comments on Millea Holdings’ 2004 Form 20-F, please do not hesitate to contact Mr. Katsumi Suetsugu of Millea Holdings in Tokyo (Tel: +81-3-6212-3597; Fax: +81-3-6212-3712), Mr. Michael Liesmann of PricewaterhouseCoopers LLP in New York (Tel: 973-236-4569; Fax: 813-741-4625) or Eugene Gregor of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4566; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Eugene C. Gregor
Eugene C. Gregor

Attachments

cc:	Mr. Katsumi Suetsugu
Mr. Hirokazu Fujita
Mr. Shigeru Taguchi
Mr. Makoto Hirokawa
Millea Holdings, Inc.
Mr. Michael Liesmann
PricewaterhouseCoopers LLP
Mr. Akira Yamate
ChuoAoyama PricewaterhouseCoopers
Theodore A. Paradise, Esq.
Fumiko Yokoo, Esq.
Davis Polk & Wardwell, Tokyo Office

Annex 1 - Proposed Insurance Reserves

Disclosure for 2005 Form 20-F

Set forth below is proposed draft disclosure which we would expect to include in our 2005 Form 20-F relating to the critical accounting policy regarding insurance reserves. Material enhancements to the proposed draft disclosure included in our previous August 2 Response Letter are indicated in boldface type.

Insurance Reserves

Loss, Claim and Loss Adjustment Expense Liability

Our loss, claim and loss adjustment expense liability represents estimates of future payments that we will make in respect of property and casualty and life insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.

As of March 31, 2005, our loss, claim and loss adjustment expense liability accrued by line of business was as follows:

Loss, claim and loss adjustment expense liability
Line of Business	as of March 31, 2005
(yen in millions)
Property and casualty business:
Voluntary automobile	¥ •
CALI	•
Fire & allied	•
Personal accident	•
Marine – Cargo & transit	•
Marine – Hull	•
Other	•
Loss adjustment expenses – unallocated	•

Total	¥ •

The establishment of our loss, claim and loss adjustment expense liability is an inherently uncertain process, involving assumptions as to factors such as court decisions; changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs; and, in our life insurance business, assumptions regarding mortality and morbidity trends.

We estimate loss, claim and loss adjustment expense liability for reported claims on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we have not yet been notified. When actual claims experience differs from our previous estimate, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business — Property and Casualty Insurance — Property and Casualty Losses and Reserves — Property and Casualty Reserves”.

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As claims are reported over time, not all claims incurred during a fiscal period will be reported to us by the balance sheet date. Accordingly, we estimate incurred but not yet reported amounts using actuarial methods. We apply actuarial methods appropriate for each line of business. The majority of the loss, claim and loss adjustment expense liability is determined utilizing an incurred loss triangle method. Under the incurred loss triangle method, reported losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year for each line of business to determine loss development factors. These historical loss development factors, along with any known or anticipated trends in claims development, are considered by management in determining the loss development factor to be utilized in calculating the appropriate level of reserve for the current fiscal year.

Changes in reported losses may affect our historical loss development factors, which in turn may affect our estimate of the amount of losses, claims and loss adjustment expense liability. For example, we estimate that a 1% increase in paid claims during the fiscal year ended March 31, 2005, together with a 1% increase in case reserves as of March 31, 2005, would have increased our aggregate losses, claims and loss adjustment expense liability as of March 31, 2005 by approximately 1.26%.

In developing our property and casualty reserves, we review our actual experience against our expectations and adjust the reserves as appropriate. Given the subjectivity associated with bodily injuries, we consider the trend of severity and frequency information available to us carefully in determining the amount of reserves for bodily-injury claims. During the year ended March 31, 2005, we noted an upward trend in the claims costs with respect to bodily-injury claims in our voluntary automobile business. This trend contributed to an approximately ¥ • billion increase of losses, claims and loss adjustment expense and the corresponding liability on the balance sheet as of March 31, 2005. We currently expect this trend to continue in the year ending March 31, 2006 and thereafter.

We consider property and casualty reserves expected to be paid after five years to be of a longer-tailed nature. Our longer-tailed balances consist primarily of bodily-injury claims. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. We estimate that approximately 5.4% of our property and casualty reserves as of March 31, 2005 relate to claims that will be paid after five or more years.

Claims for non-bodily injuries are generally relatively short-tailed, as they are generally expected to be paid within one to two years. Our actual experience under such claims generally does not differ significantly from our expectations, which helps to reduce the sensitivity of our overall property and casualty loss reserves to future developments and trends.

For the years ended March 31, 2005, 2004 and 2003, our adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

A1-2

	Year ended March 31,
	2005		2004	2003
	(yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	¥	•	¥9,325	¥438
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance		•%	1.18%	0.07%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance		•%	0.83%	0.04%

As set forth in the above table, subsequent development on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

Policy Benefits and Losses

We estimate policy benefits and losses using long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviations and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined at the time the policy is issued based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and on industry experience prevailing at the time the policies are issued. Expense assumptions are based on our general experience and include expenses to be incurred beyond the premium-paying period.

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Annex 2 - Proposed Contractual Obligations

Tabular Disclosure for 2005 Form 20-F

Set forth below is proposed draft disclosure which we would expect to include in our 2005 Form 20-F relating to contractual obligations. Material enhancements to the proposed draft disclosure included in our previous August 2 Response Letter are indicated in boldface type.

Contractual Obligations

The table below sets forth the estimated maturities of our contractual obligations as of March 31, 2005:

Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
(yen in millions)
Contractual obligations:
Policyholders’ contract deposits (1)	¥	•	¥	•	¥	•	¥	•	¥	•
Losses, claims and loss adjustment expenses (2)		•		•		•		•		•
Future policy benefits and losses (3)		•		•		•		•		•
Debt outstanding		•		•		•		•		•
Capital lease obligations		•		•		•		•		•
Purchase obligations		•		•		•		•		•

Total contractual obligations (4)	¥	•	¥	•	¥	•	¥	•	¥	•

(1)	We estimate the timing of cash flows and our expectation of future payment patterns with respect to policyholders’ contract deposits based on our historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of our control. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries.

The sum of policyholders’ contract deposit amounts for the periods set forth in the table above (¥• million) exceeds the amount of corresponding liabilities of ¥• million reflected in our consolidated balance sheet as of March 31, 2005, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(2)	We estimate the timing of cash flows with respect to losses, claims and loss adjustment expenses based on our historical experience regarding loss development payment patterns, which are used to estimate ultimate losses. Uncertainties exist, however, particularly with respect to the timing of settlements and the ultimate amounts of these liabilities. Accordingly, our actual experience may differ from our estimates.

A2-1

(3)	We estimate the timing of cash flows with respect to future policy benefits and losses based on our historical experience and expectations of future payment patterns. Uncertainties exist, however, particularly with respect to mortality, morbidity, expenses, customer lapse and renewal premiums for life policies. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries.

The sum of future policy benefit and loss amounts for the periods set forth in the table above (¥• million) exceeds the amount of corresponding liabilities of ¥• million reflected in our consolidated balance sheet as of March 31, 2005, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(4)	The total amount of expected future pension payments has not been included in this table as such amount was not determinable as of March 31, 2005. We expect to contribute approximately ¥• million to our pension plans for the year ending March 31, 2006. See note 12 to our consolidated financial statements.

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